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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

SEC FILE NUMER
8- 43418

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>01/01/22</u> AND ENDING <u>12/31/22</u>
                              (MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: <u>Wyser-Pratte & Co., Inc.</u>

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
<u>100 S. Bedford Road, Suite 312</u>
(No. and Street)

Mt. Kisco	NY	10549
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard Spindel	(561) 420-0842	hspindel@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

<u>EisnerAmper LLP</u>
(Name – if individual, state last, first, and middle name)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

9/29/2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, <u>Scott Principi</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>Wyser-Pratte & Co., Inc.</u> as of <u>12/31/22</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

Chief Executive Officer
_____
Title



_____
Notary Public

Josephine Dellamonica
Notary Public
State of New York
#01DE6205102
Qualified in
Westchester County
Commission Expires

05-04-2025

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Wyser-Pratte & Co., Inc.

Statement of Financial Condition
December 31, 2022

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Wyser-Pratte & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wyser-Pratte & Co., Inc. (the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023. Partners of Raich Ende Malter & Co. LLP joined EisnerAmper LLP in 2022. Raich Ende Malter & Co. LLP had served as the Company's auditor since 2020.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
March 31, 2023



Wyser-Pratte & Co., Inc.

Statement of Financial Condition
December 31, 2022

ASSETS

Cash	$ 134,386
Commissions receivable	48,417
Due from Affiliate	74,850
Equipment (less accumulated depreciation of $1,984)	13,438
Other assets	10,715
Total Assets	**$ 281,806**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 32,790
Total liabilities	**32,790**
Stockholder's Equity:	
Common stock - $1 par value; authorized, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	382,790
Deficit	(134,774)
Total stockholder's equity	**249,016**
Total Liabilities and Stockholder's Equity	**$ 281,806**

The accompanying notes are an integral part of this financial statement.

Wyser-Pratte & Co., Inc.

Notes to Financial Statement
For the year ended December 31, 2022

1. **Organization and Business**

   Wyser-Pratte & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company primarily acts as the broker of record for transactions initiated by its affiliated investment advisor on behalf of customers, for which it earns commissions. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Revenue Recognition
   The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services in accordance with ASC Topic 606, Revenue from Contracts with Customers. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

   The Company acts as a broker of record for its customers' transactions. Each time the customer enters into a buy or sell transaction, the Company charges a commission. Commissions on securities transactions are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date, (the date that the customers trades are executed), because that is when the underlying financial instrument and counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer. The Company had commissions receivable of $114,867 and $48,417 for the years ended December 31, 2021 and December 31, 2022, respectively.

   Cash
   All cash deposits are held at one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

2. **Summary of Significant Accounting Policies (continued)**

    Credit Losses
    The guidance under Accounting Standards Codification Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the guidance, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

    The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

    Income Taxes
    The former stockholder is personally responsible for the taxes owed by the Company. The trust that holds the ownership of the Company is a grantor's trust, therefore, the income flows through to the tax return of the trust's grantor, the former stockholder. Accordingly, the Company has not provided for federal, state or local income taxes.

3. **Fair Value of Financial Instruments**

    Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash (Level 1), commissions receivable (Level 2), and due to/from affiliate (Level 2).

4. **Related Party Transactions and Concentrations**

    The Company maintains a Common Paymaster Agreement with its affiliate, Wyser-Pratte Management Company, Inc. ("WPMI"), which will continue until terminated by either party's giving 90 days' notice of termination to the other party. Under this agreement, WPMI, will pay all compensation due to employees of the Company during the term of the agreement. The Company will reimburse WPMI within 15 days of receipt of notice of amount due along with a nominal monthly service fee. Amounts covered under this agreement can be found in employee compensation and benefits in the Statement of Operations.

    As of December 31, 2022, the Company has an outstanding receivable of $74,850 from WPMI. The amount due from affiliate represents a concentration of credit risk.

4. **Related Party Transactions and Concentrations (continued)**

The entire commission income of $1,387,554 was earned from related parties, of which $784,469 (approximately 57%) is from the EuroPartners Arbitrage Fund (the "Fund"), in which the beneficiary of the sole stockholder of the Company is also the principal of the investment adviser of the Fund. The remaining balance is from the accounts owned by the beneficiary of the stockholder of the Company, and an entity owned by the beneficiary of the stockholder of the Company. Commissions charged by the Company are discretionary.

The accompanying financial statements are not necessarily indicative of the Company's financial condition or results of operations had the Company been operated as an unaffiliated entity.

5. **Regulatory Requirements**

As a broker-dealer and member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The rule requires the Company to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2022, the Company had net capital of $101,596 which exceeded its required net capital of $5,000 by $96,596.

The Company's customer activities are handled by another broker, which acts as a clearing broker for these customers. The Company itself does not handle cash or securities on behalf of customers.

6. **Commitments**

The Company accounts for its existing operating leases using the practical expedients permitted under ASC Topic 842.

The Company has an existing month-to-month lease with its landlord including telephone and internet. The lease may be cancelled if either party gives 60 days' notice of its intent to terminate.

The Company extended another lease with a new landlord for the same office space. The commitment term is eight months. After this term, the lease may be cancelled if either party gives 30 calendar days' notice prior to the month of termination.

7. **Subsequent Events**

Subsequent events have been evaluated through the date the financial statements were issued. The Company noted no material subsequent events that require adjustment to, or disclosure in, these financial statements.